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August 22, 2022

VIA EDGAR TRANSMISSION

Brian Fetterolf

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Avista Public Acquisition Corp. II Amendment No. 2 to Registration Statement on Form S-4 Filed July 26, 2022 File No. 333-264525

Dear Mr. Fetterolf:

On behalf of our client, Avista Public Acquisition Corp. II (the “APAC”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 12, 2022 with regard to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-264525) filed by APAC on July 26, 2022 (the “Registration Statement”). APAC is concurrently providing to the Commission with Amendment No. 3 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 3”). In addition to addressing the comments raised by the Staff in the Comment Letter, Amendment No. 3 includes updates to certain other disclosures and clarifications to the information contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all captions and references to page numbers in such responses correspond to page numbers set forth in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 filed July 26, 2022

“Credit Suisse may have a potential conflict of interest regarding the Business Combination.”, page 135

1.	Comment: We note your response to comment 22, as well as your amended disclosure on page 135 that "Ligand management negotiated the fee credit with Credit Suisse because it believed that the aggregate fee amount of $4.425 million was appropriate compensation for the transaction as a whole." Please explicitly clarify that Credit Suisse has performed all its obligations to obtain the deferred underwriting fee and therefore is gratuitously waiving the right to be compensated in-part due to the fee credit. Alternatively, tell us what services are still being performed in connection with Credit Suisse's role as underwriter in the APAC IPO.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 230 of Amendment No. 3.

Securities and Exchange Commission August 22, 2022 Page 2

2.	Comment: Please provide a reasonable basis for your statement that "[s]uch fee credits are not unusual in business combinations involving special purpose acquisition companies where an investment bank will earn both deferred underwriting compensation and financial advisory fees upon consummation of the proposed transaction." In this regard, it seems that the circumstances here are distinct from a transaction in which the underwriter continues to provide advisory services to the SPAC following the IPO, as here Credit Suisse is advising the target company and not the SPAC. Alternatively, please remove this statement.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 137 of Amendment No. 3.

Background of the Business Combination, page 206

3.	Comment: We note that in response to comments 9 and 10 you have provided a general list of topics discussed, however it is unclear what was discussed about those topics. Please further revise your disclosure to indicate what particular issue was discussed about the topics as they related to OmniAb specifically. Further, please explain the particular concern with OmniAb as to commercialization and pricing risks, dependence on future royalty revenue, as well as the inputs and assumptions used in the projections. Please also explain how the APAC Board resolved the concern and why the APAC Board determined to proceed with the transaction regardless of the risk.

Response: APAC respectfully acknowledges the Staff’s comment.  With respect to the meeting on February 18, 2022, this was an introductory meeting intended to facilitate a better understanding by the representatives of APAC of OmniAb’s business.  This was prior to a confidentiality agreement being executed between the parties.  As a result, this meeting primarily consisted of a presentation by Ligand management and questions and answers focused on better understanding OmniAb’s business.  This meeting was not a negotiation of transaction terms.  We have revised the disclosure on pages 205 and 208 accordingly to address this and other aspects of your comment.

Projected Financial Information, page 214

4.	Comment: We note your response to comment 13, as well as your amended disclosure that "[r]evenue estimates include up-front payments for access to OmniAb’s technology, milestone payments and royalties" and that such "revenues are based on numerous assumptions that are outlined below." Please discuss the "up-front payments" in your assumptions, as we note your discussion there only addresses the milestone payments and royalties. In revising your disclosure, discuss how the up-front payments were considered in your assumptions, and ensure you provide a level of detail sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 217 of Amendment No. 3.

Securities and Exchange Commission August 22, 2022 Page 3

5.	Comment: We note your disclosure that "the number of active programs was assumed to grow at an 8% annual rate in all years projected, starting from 68 new active programs that were added in 2021." Your disclosure in figure 6 on page 311 appears to indicate that less 50 active programs were added in 2021, and it appears that your historical active program growth rate was also less in 2019 and 2020. Please provide a more robust discussion of how you arrived at the assumed 8% annual growth rate and the related limitations.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 218 of Amendment No. 3.

6.	Comment: We note your disclosure that "[e]ach program was assumed to be launched globally and not limited to a specific geography." Please revise to disclose why you did not consider geography. In this regard, we note your response to comment 31 regarding your two approved products, zimberelimab and sugemalimab, in which you state that "OmniAb believes its revenue will be materially driven by milestones, in the shorter term, and by royalties, in the longer term, from its partners’ programs in the United States and Europe."

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 217 of Amendment No. 3.

7.	Comment: We note your disclosure that your model assumed global peak sales of $1.75 billion per program "in lieu of assuming a specified market share." Please provide a more detailed discussion of such assumption to provide shareholders with a better understanding of its limitations and how the $1.75 billion per program value (which appears to be a 2021 data point) compares to OmniAb's programs.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 217 of Amendment No. 3.

Involvement of Book-Running Manager of APAC’s Initial Public Offering in the Business Combination, page 228

8.	Comment: We note your disclosure that discusses "If the Underwriting Fee were not fully creditable against the Advisory Fee . . . ." Your disclosure indicates that a part of the Underwriting Fee ($3.0 million) is creditable against the Advisory Fee of $3.4 million, not that the Underwriting Fee is fully creditable against the Advisory Fee. Please revise accordingly.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 136 and 231 of Amendment No. 3.

Securities and Exchange Commission August 22, 2022 Page 4

9.	Comment: Please revise to clarify that Ligand will only be paying Credit Suisse $0.4 million and that the $4.025 million remaining amount owed is the deferred underwriting commission from the APAC IPO and will be paid by APAC. Please also disclose the date upon which Ligand and Credit Suisse entered into the financial and capital markets advisory agreement, and the date that Credit Suisse agreed to credit Ligand with $3 million from payment of the deferred underwriting commission, if different from the date entered into the advisory agreement. Please also explain why Credit Suisse agreed to credit Ligand given that the underwriting fee was paid by APAC.

Response: APAC acknowledges the Staff’s comments and has revised the disclosure on pages 137 and 231 of Amendment No. 3 to clarify that Ligand will only pay Credit Suisse $0.4 million and that the $4.025 million remaining amount owed is 50% of the deferred underwriting commission from the APAC IPO and will be paid by APAC upon consummation of the transaction. APAC respectfully advises the Staff that in April 2022, Credit Suisse and Ligand executed an agreement related to their financial and capital markets advisory relationship that began in June 2021, and at the time of the execution of the agreement, Credit Suisse agreed to credit Ligand $3 million from payment of the deferred underwriting commission. The executed agreement was amended in August 2022 to reflect OmniAb's status as a party to the agreement. APAC has revised the disclosure on pages 137 and 231 of Amendment No. 3 to disclose the date the agreement was entered into. Additionally, APAC respectfully advises the Staff that Credit Suisse agreed to credit this amount to Ligand because Credit Suisse determined that the total fees it stands to receive in connection with the transaction, after accounting for both the credit to Ligand and its waiver of 50% of the deferred underwriting commissions, are commercially reasonable and appropriate. APAC has revised the disclosure on page 231 of Amendment No. 3 to explain why Credit Suisse agreed to credit Ligand.

10.	Comment: We note your response to comment 21 that "Credit Suisse is not entitled to and will not receive any of the remaining 50% of the $8,050,000 of the deferred underwriting commissions, and that APAC management, in its sole and absolute discretion, has determined that no third parties will receive any payments of the remaining 50% of the deferred underwriting commissions." Please revise to include similar disclosure in the proxy statement/prospectus and also explain how this is consistent with the underwriting agreement executed at the time of APAC's IPO. In this regard, it appears that Section 3(c) of the underwriting agreement requires the deferred fee to be paid to the underwriters or alternatively, in management's sole discretion, to be paid to third parties. The agreement does not appear to delegate management discretionary authority to not pay the remaining 50% to any party though, and so the arrangement for the company to retain and not pay the remaining $4.025 million appears to be more similar to a fee forfeiture or waiver.

Response: APAC respectfully acknowledges the Staff’s comments and advises the Staff that Credit Suisse has waived its entitlement to the payment of fifty percent (50%) of the deferred underwriting fee to be paid under the terms of the Underwriting Agreement. APAC has revised the disclosure on pages 136 and 289 of Amendment No. 3 accordingly.

Securities and Exchange Commission August 22, 2022 Page 5

Material U.S. Federal Income Tax Consequences to APAC Shareholders, page 258

11.	Comment: We note your revised disclosure that it is the opinion of counsel that the Domestication will qualify as an F reorganization. Given this firm opinion, please revise the language in the four bullet points starting on page 259 indicating that certain tax consequences "should" occur, and instead indicate that they "will" occur. To the extent that you believe it is appropriate to use the word "should" with respect to such tax consequences, please explain your reasoning and revise your disclosure to describe the uncertainty.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 261 of Amendment No. 3 to indicate that the consequences of the Domestication qualifying as a reorganization under section 368(a)(1)(F) of the Code “will” occur (with appropriate caveat language regarding holding periods that is necessary because of the potential effect of the passive foreign investment company rules to affect that conclusion).

Material U.S. Federal Income Tax Consequences to Ligand stockholders of the Distribution and of the Merger, page 272

12.	Comment: We note your response to comment 24 that "the conclusions that the Distribution and the Merger qualify as reorganizations under the Code are highly fact-dependent" and "that opinions regarding such qualification cannot be given until Closing." As the tax treatment of the transaction is material to investors, please provide "should" or "more likely than not" opinions to make clear that the opinions are subject to a degree of uncertainty, and explain why counsel cannot give firm opinions, including a discussion of the facts not known until closing. Please make similar revisions elsewhere throughout the proxy statement/prospectus where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 276-278 of Amendment No. 3.

13.	Comment: Please remove your disclosure on page 272 stating that "[i]f any of these factual assumptions, representations, or undertakings are incorrect or not satisfied, the opinion may not be relied upon." In the alternative, please tell us why you believe this disclaimer is appropriate.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 275-277 of Amendment No. 3.

Information About the OmniAb Business, page 298

14.	Comment: We note your response to comment 28, as well as your amended disclosure that removes the "references to a pipeline as well as to pictorial representations of development phase columns customarily associated with pipeline charts in the pharmaceutical industry." We reissue our comment in-part. Please revise to remove the column highlighting the stage of development of your partners' programs, the column showing the name of the program, and the column indicating the target. We reiterate that you may consider including textual disclosure to describe these collaborations and relationships, but tabular disclosure of the stage of development or information on the program name and target is not appropriate. In particular, we note that the program name and target do not appear to provide any additional information to investors. Please also clarify what you mean by "Approved Programs" or remove this term from the disclosure.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 301 of Amendment No. 3 to remove the pipeline chart and the term “Approved Programs.”

Securities and Exchange Commission August 22, 2022 Page 6

15.	Comment: We note your response to comment 29, as well as your amended disclosure that you "had 59 active partners with over 260 active programs using the OmniAb technology, including 25 OmniAb-derived antibodies in clinical development and two approved products . . . " (emphasis added). Please revise to clarify that your 25 OmniAb-derived antibodies are in clinical development by your partners and that the two approved products are products of your partners (emphasis added).

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 300, 303, 308, 313, 338-341 of Amendment No. 3.

16.	Comment: We note your response to comment 14, as well as your amended disclosure on page 322 that the BLA and MAA applications were supported by data from the "MajesTEC-1 clinical trial, an open-label Phase 2 trial evaluating the safety and efficacy of teclistamab." Please revise to also indicate the current stage of clinical trials for teclistamab, and clarify whether trials will continue even if the Biologics License Application is approved.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 324 of Amendment No. 3.

Exhibit Index, page II-4

17.	Comment: We note that, according your exhibit 107 filing fee table, you are registering New OmniAb Restricted Stock Units, New OmniAb Performance Stock Units and Warrants to acquire New OmniAb Common Stock. Please tell us why you are registering such restricted stock units and performance stock units, as your disclosure appears to indicate that such equity awards will be issued privately and that only shares of common stock and warrants of the combined company will be listed on Nasdaq following the closing. Please also tell us why you are registering additional warrants, as your disclosure indicates that all public warrants of APAC to be converted at closing are currently issued and outstanding.

Response: APAC respectfully acknowledges the Staff’s comment and agrees that only the New OmniAb Common Stock underlying the New OmniAb Restricted Stock Units and New OmniAb Performance Stock Units will be listed on Nasdaq following the closing, and that only such underlying New OmniAb Common Stock needs to be registered. Accordingly, APAC has removed from the filing fee table the New OmniAb Restricted Stock Units and New OmniAb Performance Stock Units. APAC has retained in clause (v) of footnote (1) to the table the number of shares of New OmniAb Common Stock underlying New OmniAb Equity Awards and has added language to clarify that such number of shares relates to New OmniAb Equity Awards into which OmniAb equity awards (including stock options, restricted stock units and performance stock units) existing prior to the Merger will be converted upon consummation of the Merger. With respect to the warrants, APAC agrees that the warrants of the combined company will be listed on Nasdaq following the closing. Additionally, APAC respectfully advises the Staff that the warrants being registered pursuant to the Registration Statement are not additional warrants, but rather are the public warrants of APAC that are to be converted in the Domestication into warrants to acquire shares of New OmniAb Common Stock, and which are currently issued and outstanding. APAC has revised footnote (3) of Exhibit 107 accordingly. In addition, APAC has revised Exhibit 107 to add a new row for the registration of shares of New OmniAb Common Stock for which the New OmniAb Warrants will be exercisable.

Securities and Exchange Commission August 22, 2022 Page 7

General

18.	Comment: With a view toward disclosure, please tell us whether your sponsor is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: APAC respectfully acknowledges the Staff’s comments and advises the Staff that the Sponsor, Avista Acquisition LP II, is a Cayman Islands exempted limited partnership, but it is not controlled by any non-U.S. persons and has its principal place of business within the United States.  APAC is currently a Cayman Islands exempted company for whom the Sponsor is a controlling shareholder.  Prior to closing, APAC will become a U.S.-domiciled company.  Thus, CFIUS should not have jurisdiction to review APAC or Sponsor’s participation in the Business Combination.  While APAC and Sponsor have substantial ties with non-U.S. persons, APAC is aware of no facts or relationships with respect to its participation in the Business Combination that would otherwise create CFIUS jurisdiction to review it. To APAC’s knowledge, no other person associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person.

[Remainder of Page Intentionally Left Blank]

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891 or by e-mail at jackie.cohen@weil.com.

Sincerely yours,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen

cc:	Benjamin Silbert
General Counsel
Avista Public Acquisition Corp. II

Raymond Gietz, Weil, Gotshal & Manges LLP
Matthew Bush, Latham & Watkins, LLP
Matthew Korenberg, Ligand Pharmaceuticals Incorporated